

SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca









**BY MAIL**

July 4, 2006

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

**Re: Superior Diamonds Inc. (the "Company") - File 82-34752**

Enclosed please find the Company's documents disseminated during the month of June 2006.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

**Superior Diamonds Inc.**

Susy H. Horna
Corporate Secretary



dlw 7/14



SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

# **News** *Release*

## SUPERIOR DIAMONDS CLOSES CDN $5.2 MILLION FINANCING

June 13, 2006

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** announced today that the private placement announced on May 12, 2006 has closed, raising aggregate gross proceeds of Cdn $5,224,000.

Subscribers purchased 9,440,000 flow through shares at Cdn$0.50 per share and 1,120,000 non-flow through units at Cdn$0.45 per unit. Each non-flow through unit consisted of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy a common share for Cdn$0.60 within two years after closing. The securities are subject to a four month hold period expiring October 13, 2006.

Net proceeds from the sale of the private placement will be used by Superior Diamonds for ongoing exploration and development programs in Ontario and Québec and to supplement general working capital. Haywood Securities Inc. acted as lead agent, and Canaccord Capital Corp. as agents for this financing and were paid a cash commission and received 560,000 compensation warrants. Each compensation warrant entitles the holder to purchase one common share at a price of Cdn$0.45 within one year after closing.

The independent directors of Superior approved the participation by insiders of the Company in the private placement on the same terms as arm's length investors, and shareholdings of certain insiders in the Company increased after such participation. The Company has been advised that these shares were acquired for investment purposes.

Superior Diamonds is exploring in Québec in the Ville Marie and the Desmaraisville regions.

*Forward Looking Statement*
*Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.*

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For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
**Superior Diamonds Inc.**
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca